February 6, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER APPOINTS INDEPENDENT CHAIRMAN

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) advises that R. W. (Bob) Garnett, CA, ICD.D., has been appointed Independent Chairman of the Company’s Board of Directors, replacing Kaare Foy, who has stepped aside after serving more than 18 years as a Director of the Company and almost eight years as Executive Chairman. Mr. Foy will continue as a consultant to the Company.

Mr. Garnett has served as an independent Director of Great Panther Silver since May 3, 2011 and is Chairman of the Company’s Audit Committee and a member of the Nominating and Corporate Governance Committee. His appointment as Independent Chairman is in keeping with Great Panther’s internal Board Mandate to further increase the independence of the members of the Board of Directors. It is the Company’s intent to add another independent director on or before the Annual General Meeting to be held in June of 2012.

Mr. Garnett is a Chartered Accountant in the Province of British Columbia and obtained a Bachelor of Arts (Commerce) from Simon Fraser University. He was recently (until December 31, 2011) the Vice-Chair of the South Coast British Columbia Transportation Authority (Translink) and chaired their Audit Committee. He also serves on the board of VRX Worldwide Inc., where he is chair of the Audit Committee. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia. In 2007, he completed the Certified Director's Program with the Institute of Corporate Directors. Mr. Garnett served as a director of Coast Capital Savings from 1984 to 2009 including seven years as Chairman. He was an owner and president of Eaglequest Golf Centers Inc., and has held senior financial roles in the residential and commercial real estate industry.

Robert Archer, President & CEO of Great Panther commented, “We are very pleased that Bob has accepted the appointment of Independent Chairman as he brings a wealth of board-level experience and, since his appointment as a director in 2011, has demonstrated strong leadership qualities and an in-depth knowledge of corporate governance. I would also like to personally thank Kaare for his many years of service and commitment to Great Panther. He played an integral role in the building of the Company into the profitable primary silver producer that it is today and we are pleased that he has agreed to stay on as a consultant to the Company.”

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 669 0384 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.